EXHIBIT 12.2
Corporate Office Properties, L.P.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Six Months Ended June 30, 2014
Earnings:
Income from continuing operations before equity in income of unconsolidated entities and income taxes	$15,051
Fixed charges (from below)	47,813
Amortization of capitalized interest	1,162
Distributed income of equity investees	53
Subtract:
Capitalized interest (from below)	(3,011)
Preferred distributions of other consolidated entities	(8)
Total earnings	$61,060

Fixed charges:
Interest expense on continuing operations	$44,305
Capitalized interest (internal and external)	3,011
Amortization of debt issuance costs-capitalized	161
Interest included in rental expense	328
Preferred distributions of other consolidated entities	8
Total fixed charges	$47,813

Ratio of earnings to fixed charges	1.28